Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	Tablespace, 6th Floor Western Aqua Building Whitefields, Hitech City Hyderabad - 500 081, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended June 30, 2019 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’) as amended, read with SEBI Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 (‘the Circular’).

2.	The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, read with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam Partner Membership No.: 053315 UDIN: 19053315AAAAAS9392

Place: Hyderabad

Date: July 29, 2019

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2019

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl.		30.06.2019	31.03.2019	30.06.2018	31.03.2019
No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	24,827	26,084	25,821	104,667
	b) License fees and service income	149	263	218	1,062
	c) Other operating income	111	105	137	526
	Total revenue from operations	25,087	26,452	26,176	106,255

2	Other income	4,714	727	349	2,384

	Total income (1 + 2)	29,801	27,179	26,525	108,639

3	Expenses
	a) Cost of materials consumed	5,839	5,233	5,539	21,032
	b) Purchase of stock-in-trade	2,479	2,365	1,811	8,686
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(675)	1,063	(479)	660
	d) Employee benefits expense	4,996	4,900	4,670	19,319
	e) Depreciation and amortisation expense	1,970	2,042	1,921	7,806
	f) Finance costs	121	87	165	568
	g) Selling and other expenses	8,141	8,525	8,887	33,561

	Total expenses	22,871	24,215	22,514	91,632

4	Profit before tax (1 + 2 - 3)	6,930	2,964	4,011	17,007

5	Tax expense
	a) Current tax	1,528	657	785	2,818
	b) Deferred tax	(79)	279	(63)	1,416

6	Net profit for the period / year (4 - 5)	5,481	2,028	3,289	12,773

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	4	(14)	1	(1)
		-	-
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	6	-	3
		-	-
	b) (i) Items that will be reclassified to profit or loss	(64)	168	(302)	209
		-	-
	(ii) Income tax relating to items that will be reclassified to profit or loss	20	(59)	106	(73)

	Total other comprehensive income	(40)	101	(195)	138

8	Total comprehensive income (6 + 7)	5,441	2,129	3,094	12,911

9	Paid-up equity share capital (face value Rs. 5/- each)	831	830	830	830

10	Other equity				126,011

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	33.06	12.22	19.82	76.98
	Diluted	33.01	12.21	19.80	76.85
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment Information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl.		30.06.2019	31.03.2019	30.06.2018	31.03.2019
No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	5,617	6,941	5,652	25,802
	b) Global Generics	20,828	20,739	21,979	85,936
	c) Proprietary Products	36	149	31	303
	Total	26,481	27,829	27,662	112,041

	Less: Inter-segment revenue	1,394	1,377	1,486	5,786
	Total revenue from operations	25,087	26,452	26,176	106,255

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(424)	32	(74)	2,156
	b) Global Generics	7,810	4,022	6,683	20,852
	c) Proprietary Products	(277)	(619)	(629)	(2,252)
	Total	7,109	3,435	5,980	20,756

	Less: (i) Finance costs	121	87	165	568
	(ii) Other un-allocable expenditure / (income), net	58	384	1,804	3,181
	Total profit before tax	6,930	2,964	4,011	17,007

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:
1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.
2	Effective 1 April 2019, the Company adopted Ind As 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 332 million and right-of-use assets of Rs. 332 million.
3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with U.S. FDA, a re-inspection would be conducted for the site.
4	"Other income" includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.
5	"Other income" includes dividend income of Rs. 392 million declared by Kunshan Rotam Reddy Pharmaceutical Company Limited during the three months ended 30 June 2019.
6	The Board of Directors, at its meeting held on 29 July 2019, has approved the amalgamation (the ‘Scheme’) of Dr. Reddy’s Holdings Limited (DRHL), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the ‘Company’) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.
The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.
The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.
The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorised by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

DR. REDDY'S LABORATORIES LIMITED

7	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 July 2019.
8	The results for the quarter ended 30 June 2019 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 July 2019	Co-Chairman, Managing Director & CEO